GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282

02060073

November 18, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

SEC MAIL RECEIVED PROCESSING NOV 2002 WASH, D.C. 161 SECTION

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News release dated October 7, 2002;
2. News release dated October 22, 2002;
3. News release dated November 18, 2002.

GOLDEN ARCH RESOURCES LTD.

Susan Shairp

Susan Shairp
Filings

SUPPL

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

P

dlo 12/2

'GOLDEN ARCH RESOURCES LTD.
#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

October 7, 2002

MALACHITE SILVER PROJECT ASSAYS

Golden Arch Resources Ltd. is pleased to announce additional samples taken from the Malachite Silver Project in Arizona on September 26, 2002 have been received. The Malachite Silver Project is one of four Arizona precious metal projects announced in the Company's news release dated September 13, 2002 and proposed for joint venture with Redhawk Resources Inc. (RDK-TSX).

Oxidized silver and copper mineralization is the focus of the Malachite Silver Project. The project is a silver/copper mineralized silicified contact metamorphic deposit (a silver/copper skarn deposit) hosted by a Jurassic age calcareous siltstone adjacent to the contact with a granite intrusive. Two character samples were taken from two outcrops separated by approximately 210 feet (64 meters) of overburden/pediment cover. No other outcrops were observed in the area of these mineralized outcrops.

The most northerly of the outcrops is centered on a shaft/pit that is approximately ten feet deep. The northern outcrop character sample is a combination of outcrop and spoils from the pit, which covers the remainder of the outcrop. Part of the southern outcrop is covered by spoils from digging on the side of the outcrop. The digging on these outcrops appears to be from the late 1800's or early 1900's when the area was undergoing significant gold exploration. The southern outcrop character sample is a combination of outcrop and spoils from the digging on the side of the outcrop. There is also evidence of hand digging both in the area between the outcrops and nearby, attempting to penetrate the pediment cover. These attempts were unsuccessful. No evidence was found of other attempts to explore these showings; overburden/pediment cover surrounds the outcrops.

The samples collected and combined to form the character sample of the northern showing assayed 4.30 ounces of silver per ton (147.5 grams per tonne) and 1.87% copper. The samples collected and combined to form the character sample of the southern showing assayed 6.87 ounces of silver per ton (235.4 grams per tonne) and 1.35% copper. The sample collected earlier and mentioned in the Company's news release of September 13, 2002 assayed 15.1 ounces of silver per ton (517.7 grams per tonne) and 0.97% copper, confirming the earlier sampling by the Company on the Malachite Silver Project.

The samples were collected by and under the direct supervision of a Qualified Person under the meaning of National Instrument 43-101, and were analyzed in Vancouver at the Teck Cominco Exploration Research Laboratory

The Company had also planned to obtain samples from the Gold Bullion Mine and the Northern Gold Anomaly; however a flash flood washed out the gravel road to the sites, making access impossible. The Company plans to obtain samples from these sites as soon as conditions are favorable. The samples obtained will help define the target areas for a trenching or drilling work program.

On behalf of the Board of Directors

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

October 22, 2002

Private Placement Closes

Golden Arch Resources Ltd. is pleased to announce that the private placement announced in the Company's news release of June 10, 2002 has closed. The private placement, partially brokered by Canaccord Capital Corporation, was fully subscribed for 1,500,000 units at price of $0.10 per unit, each unit consisting of one common share plus one two-year non-transferable share purchase warrant. Each warrant will be exercisable to purchase one common share at $0.15 per share up to October 7, 2004. The shares have a hold period to February 8, 2002

Proceeds will be used to further develop the Company's Mildred Peak property in Pima County, Arizona, and for general corporate overhead.

On behalf of the Board of Directors

"Les Kjosness"
President

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
Email: goldenarchresources@telus.net

GAI: TSX Venture
GARCF: O.T.C

Exemption 12g3 - 2(b)
SEC File # 82-659

NEWS RELEASE

November 18, 2002

Director Resigns

Effective 5:00 pm Friday, November 15, 2002, Mr. Richard Somerville, P.Eng., submitted his resignation for personal reasons as a director of Golden Arch Resources Ltd. (the "Company"). For the time being, Mr. Somerville will continue to act as the Chief Operating Officer for the Company, and to provide his geological and engineering services to the Company.

Mr. Somerville has been of great assistance to the Company during the last 14 months while he acted as a director. His many years of experience in the mining industry and his role in obtaining and evaluating the Mildred Peak Property in Arizona are gratefully acknowledged.

The Mildred Peak Property in Pima County, Arizona, consists of four high-priority, precious metal, road-accessible exploration projects in an area with good infrastructure. The Jupiter Gold, Placeritos Gold, and historic Gold Bullion Mines are exploration prospects that have all returned ore-grade gold/silver assays, while the Malachite Silver project, grading approximately 15 oz per ton silver and 1% copper, appears to be a significant skarn prospect.

On behalf of the Board of Directors

"Les Kjosness"
President